03002201

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50898

RECEIVED MAR - 3 2003 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
vFinance Investments , Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

3010 North Military Trail Suite 300
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonid Sorin (561) 981-1007
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Leonid Sorin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **vFinance Investments, Inc.**, as of **December 31, 2002** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

State of Florida
County of Palm Beach
This 28th Day of Februry 2003

Financial and Operations Principle
Title

Leonid Sorin is
Personally know by me

Notary Public

OFFICIAL NOTARY SEAL
KATHLEEN C MCCARTHY
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NUMBER
CC871649
MY COMMISSION EXPIRES
OCT. 11,2003

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Audited Financial Statements and Supplemental Information
vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)
Year ended December 31, 2002
with Report and Supplementary Report of Independent Auditors

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Audited Financial Statements and Supplemental Information

Year ended December 31, 2002

Contents

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Report of Independent Auditors

The Shareholder
vFinance Investments, Inc.

We have audited the accompanying statement of financial condition of as of vFinance Investments, Inc. as of December 31, 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of vFinance Investments, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

New York, New York
February, 27, 2003

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Financial Condition

December 31, 2002

Assets:	
Current Assets:	
Cash and cash equivalents	$2,161,279
Due from clearing broker	96,634
Investments in trading securities	1,207,543
Accounts receivable, net of allowance for doubtful accounts of $233,037	213,288
Forgivable loans - employees, current portion	140,000
Notes receivable – employees	139,443
Prepaid expenses and other current assets	81,182
Total Current Assets	4,039,369
Furniture and equipment, at cost	187,937
Less accumulated depreciation	(88,752)
Net furniture and equipment	99,185
Forgivable loans – employees	114,660
Goodwill	420,000
Other assets	108,438
Total Assets	$4,781,652

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Financial Condition

December 31, 2002

Liabilities and Shareholder's Equity:	
Liabilities:	
Accounts payable	$260,897
Accrued payroll	847,733
Other accrued liabilities	166,306
Securities sold, not yet purchased	69,569
Other	4,500
Total Liabilities	1,349,005
Shareholder's Equity:	
Common stock $0.01 par value, 1,000,000 shares authorized, 1,000 issued and outstanding	10
Additional paid-in-capital	4,000,022
Accumulated deficit	(567,385)
Total Shareholder's Equity	3,432,647
Total Liabilities and Shareholder's Equity	$4,781,652

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Operations

Year ended December 31, 2002

Revenues:	
Commissions - agency	$9,736,475
Net realized and unrealized gain on trading of marketable securities	3,981,449
Success fees	3,255,586
Consulting and retainers	1,452,952
Other brokerage related income	633,851
Total revenues	19,060,313
Cost of revenues:	
Commissions	7,709,025
Clearing and transaction costs	833,784
Success	2,012,245
Consulting and retainers	234,054
Total cost of revenues	10,789,108
Gross profit	8,271,205
Other expenses:	
General and administrative	6,168,830
Professional fees	146,333
Provision for bad debts	545,157
Write-off of refundable income taxes	139,604
Depreciation	53,940
Amounts forgiven under forgivable loans	229,597
Total other expenses	7,283,461
Income from operations	987,744
Interest and dividend income, net	51,351
Pre-tax net income	1,039,095
Federal income taxes	(100,000)
Net income	$939,095

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2002

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount			
Balance at January 1, 2002	1,000	$10	$5,148,682	($1,506,480)	$3,642,212
Forgiveness of intercompany receivable			(1,148,660)		(1,148,660)
Net Income				939,095	939,095
Balance at December 31, 2002	**1,000**	**$10**	**$4,000,022**	**($567,385)**	**$3,432,647**

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance)

Statement of Cash Flows

Year ended December 31, 2002

OPERATING ACTIVITIES		
Net Income	$	939,095
Adjustments to reconcile net income net cash provided by operating activities:		
Non-cash fees received		(1,233,687)
Depreciation		53,940
Provision for doubtful accounts		538,743
Non-cash fees distributed		622,495
Income tax receivable write off		139,604
Income tax expense		100,000
Unrealized (gain) on investments, net		(61,514)
Unrealized (gain) on warrants		(96,055)
Amount forgiven under forgivable loans		229,597
Changes in operating assets and liabilities, net		
Accounts receivable		(373,402)
Forgivable loans - employees		177,132
Due from clearing broker		(85,631)
Notes receivable - employees		(88,343)
Investments in trading securities		(38,732)
Prepaid expenses and other current assets		25,908
Other assets and other liabilities		126,389
Accounts payable and other accrued liabilities		317,230
Securities, sold not yet purchased		15,590
Net cash provided by operating activities		1,308,359
INVESTING ACTIVITIES		
Purchase of equipment		(59,930)
Net cash used in investing activities		(59,930)
FINANCING ACTIVITIES		
Distributions to parent		(1,248,661)
Net cash used in financing activities		(1,248,661)
Net decrease in cash and cash equivalents		(232)
Cash and cash equivalents at beginning of year		2,161,511
Cash and cash equivalents at end of year	$	2,161,279

See accompanying notes.

1. Significant Accounting Policies and Other Matters

Description of Business

vFinance Investments, Inc. ("the Company") (a wholly owned subsidiary of vFinance, Inc.) is an investment-banking firm that is licensed to conduct activities as a broker-dealer in 49 states and has offices in New York, New Jersey and Florida. The Company provides investment-banking services to small and medium sized companies and retail brokerage services to companies, financial institutions and individual investors. The Company does not require collateral from its customers. Revenues are not concentrated in any particular region of the country or with any individual or group.

RETAIL BROKERAGE BUSINESS. The largest portion of the Company's revenues in 2002 was attributable to commissions generated by its brokerage activities. The Company buys and sells securities for its customers from other dealers on an agency basis, and charges its customers a commission for its services. Such commission revenue is derived from brokerage transactions in listed and over-the-counter securities and mutual fund securities. The Company has agreements with numerous mutual fund management companies pursuant to which it sells shares in a variety of mutual funds. Mutual fund commissions are derived from standard dealers' discounts that are a small percentage of the purchase price of the shares, depending upon the terms of the dealer agreement and the size of the transaction. In addition, most funds permit vFinance Investments to receive additional periodic fees based upon the customer's investment in particular funds.

MARKET-MAKING BUSINESS. In support of the firm's retail brokerage and investment banking businesses, the Company offers wholesale market-making services to its retail brokerage, corporate and financial institutions. vFinance Investments makes markets in greater than 900 Over-the-Counter Bulletin Board and NASDAQ Small Cap stocks. The Company's target customers are national and regional full-service broker/dealers, electronic discount brokers and institutional investors that require fast and efficient executions for each security.

INVESTMENT BANKING AND MERGERS & ACQUISITIONS. A significant portion of the Company's revenues in the last fiscal year were derived from the success fees generated by investment-banking and merger & acquisition activities. The Company offers capital raising and related services to (A) emerging growth and middle market, privately held companies worldwide by assisting such companies in (i) developing sound strategic plans, (ii) obtaining growth, mezzanine, bridge, or acquisition capital (including,

1. Significant Accounting Policies and Other Matters (continued)

but not limited to, venture capital financing), (iii) pursuing strategically sound acquisitions or divestiture strategies, (iv) transitioning into viable professional corporations able to raise funds in the public markets, and (v) maximizing shareholder value by conducting recapitalizations or other liquidity transactions and (B) publicly held companies by arranging private equity financing for such publicly held companies. As consideration for such services, the Company is paid success fees which are agreed upon amounts based on the percentage of the total value of a transaction and are contingent on the successful completion of a specified transaction. As part of the success fees, the Company periodically receives equity instruments and stock purchase warrants from companies for services it performs, in addition to the cash paid for such services. Primarily all of the equity instruments are in private companies or small, public companies.

CLEARING BROKER. vFinance Investments, Inc does not hold any funds or securities of its customers. The Company currently utilizes, on a fully disclosed basis, the services of Correspondent Services Corporation ("CSC"), a wholly owned subsidiary of PaineWebber Incorporated. As the Company's clearing broker, CSC processes securities transactions for vFinance Investments and the accounts of its customers for which vFinance Investments pays CSC a fee. The Company also pays a transaction charge for other services of CSC including billing and credit extension, control and receipt and custody and delivery of securities. According to the terms of the agreement between vFinance Investments and CSC, vFinance Investments has agreed to indemnify and hold CSC harmless from certain liabilities and claims, including claims arising from the transactions of its customers. In the event that customers fail to pay for their purchases or fail to supply the securities that they have sold, and CSC satisfies customer obligations, vFinance Investments would be obligated to indemnify CSC for any resulting losses. vFinance Investments, to date, has not experienced any material losses as a result of the failure of its customers to satisfy their obligations.

1. Summary of Significant Accounting Policies (continued)

Goodwill

Prior to January 4, 2001, the Company was a wholly owned subsidiary of NW Holdings, Inc. (NWH), a Florida corporation. On January 4, 2001, the Company closed on the merger of NWH. All of the outstanding capital stock of NHW was acquired. The acquisition was accounted for under the purchase method of accounting. The purchase price consisted of the issuance of 1,700,000 common shares of stock valued at $1,381,250, the fair market value at January 4, 2001, the issuance of 575,000 stock options valued at $334,500 using the Black-Scholes model, and cash of $1,000,000 for total consideration of $2,715,750. The initial goodwill recorded on this purchase was approximately $1,400,000, which was subsequently written down in the year ended December 31, 2001, to $420,000, which management believes is a fair estimate.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

1. Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment are stated on the basis of cost less accumulated depreciation and consists primarily of computer equipment and internal use software. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 2-5 years, for financial reporting purposes. Depreciation expense for the year totaled $53,940.

Forgivable Loans - Employees

In order to remain competitive in the marketplace, the Company granted forgivable loans to certain employees. The terms of the loans range from two to five years with scheduled maturity dates from 2002 to 2005. For each year the employee is in good standing with the Company, the Company forgives a ratable portion of the loan and charges this amount to compensation expense. If the employee is terminated, the principal balance is due and payable within 120 days. The loans do not bear interest and interest is not imputed as collectibility of any such interest would not be probable. As of December 31, 2002, the balance of the forgivable loans was $254,660, of which $140,000 is classified as current. The remaining long-term portion of $114,660 is scheduled for forgiveness as follows: $105,160 in 2004 and $9,500 in 2005.

Marketable Securities

Investments are classified as trading securities and are held for resale in anticipation of short-term market movements or until such securities are registered or are otherwise unrestricted. Any unregistered securities received contain a registration right within one (1) year. Trading account assets, consisting of marketable equity securities and stock purchase warrants, are stated at fair value. At December 31, 2002, investments consisted of common stock and common stock purchase warrants held for resale. Gains or losses are recognized in the statement of operations when the underlying shares are sold. The Company periodically receives equity instruments, which include stock purchase warrants and common and preferred stock from companies as part of its compensation for investment-banking services. The equity instruments are classified as investments in trading securities on the Statement of financial condition if still held at the financial reporting date. These instruments are stated at fair value in accordance with SFAS #115 "Accounting for certain investments in debt and equity securities" and EITF00-8 "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from

1. Summary of Significant Accounting Policies (continued)

Marketable Securities (continued)

small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, although the company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short-term market movements. The Company recognizes revenue for such equity instruments based on the fair value of the stock and for stock purchase warrants based on the Black-Scholes valuation model. Realized gains or losses are recorded in the statement of operations when the security is sold.

Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges. Net unrealized gains related to investments held for trading and stock purchase warrants as of December 31, 2002, aggregated $157,569

Investments in trading securities and Securities sold, not yet purchased, consist of trading and investment securities, stated at market value, at December 31, 2002, as follows:

	Owned	Sold, not yet Purchased
Corporate bonds	$9,815	$25,459
Corporate stocks	937,756	44,110
Options	50	-
Warrants	259,922	-
Total	$1,207,543	$69,569

At December 31, 2002, restricted equity securities had an aggregate fair value of $370,038.

1. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are accrued and recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expense are reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company.

Revenue Recognition and Other Matters

The company earns revenue from brokerage and trading activities, which are recognized on the day of the trade. The Company also earns revenue from investment banking and consulting. Monthly retainer fees for investment banking and consulting are recognized as earned. Investment banking success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition and Other Matters (continued)

On a monthly basis, the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value in the stock purchase warrants as determined by the Black Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the related stock purchase warrant is exercised and sold. For the year ended December 31, 2002, the Company recognized $1,183,687 in revenue in connection with the receipt of such investments. The Company also recognized $20,389 in net realized gains in connection with the sale of such securities and net unrealized gains of $96,055 in connection with changes in the value of such investments.

As of December 31, 2002, certain transactions in process may result in the Company receiving equity instruments or stock purchase warrants in subsequent periods as discussed above. In such event, the Company will recognize revenue related to the receipt of such equity instruments consistent with the aforementioned policies. In addition, the Company would also record compensation expense at fair value related to the distribution of some or all of such equity instruments to employees or independent contractors involved with the related transactions.

Fair Value of Financial Instruments

The fair values of the Company's financial instruments, which includes cash and cash equivalents, forgivable loans, investments and accrued expenses approximate their carrying values.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with high quality financial institutions.

1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

The provisions of FAS 141 eliminated the pooling-of-interests method of accounting for business combinations consummated after June 30, 2001. The Company adopted FAS 141 on July 1, 2001 and it did not have a significant impact on its financial position or results of operations. Under the provisions of FAS 142, goodwill and indefinite lived intangible assets are no longer amortized, but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

2. Income Taxes

The Company's results will be included in the consolidated income tax return of its parent company. An income tax provision has been calculated as if the Company was filing a stand-alone income tax return.

The $100,000 tax provision has been recorded as a capital contribution by the Company's parent, which reduced the forgiveness of the Company's intercompany receivable.

The non-deductibility of certain expenses for tax purposes resulted in an increase in the effective tax rate. For the year ended December 31, 2002, income tax expense consisted of the following:

	2002
Current	$100,000
Deferred	-
Total income tax expense	$100,000

3. Commitments and Contingencies

NASD Arbitration

The Company has been named in several separate NASD arbitration actions filed by former clients for allegedly violating securities laws and NASD rules. These actions have not been settled as of December 31, 2002. Management intends to vigorously defend against these claims and the accompanying financial statements include an accrual of $140,000 for estimated losses and expenses that may result from the ultimate outcome of certain of these actions (taking into consideration applicable insurance coverage and the related deductibles). However, due to the inherent uncertainty of these outstanding actions, losses may exceed the amounts accrued and those losses may be material.

4. Related Party Transactions

The Board of Directors of the Parent and the Company agreed to forgive an intercompany receivable aggregating $1,148,660 at December 31, 2002. The forgiveness of the amounts due from the Parent and other of its subsidiaries were accounted for as a return of capital.

5. Liabilities Subordinated to the Claims of General Creditors

At December 31, 2002 and during the year then ended the Company had no liabilities subordinated to the claims of general creditors.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $1,350,888, which was $350,888 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was to 1 to 1 in 2002.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net capital computation:	
Total shareholder's equity	$ 3,432,647
Deductions and/or charges:	
Non-allowable assets:	
Investments Under Restriction	629,960
Accounts Receivable	213,288
Other receivables	394,103
Prepaid Expenses	81,182
Other Assets	528,438
Furniture and Equipment	99,185
Total non-allowable assets	1,946,156
Net capital before haircuts on securities positions	1,486,491
Haircuts on securities:	
Corporate-Debt Securities	3,174
Options	25
Other Securities	132,404
Total haircuts on securities	135,603
Net capital	1,350,888
Required minimum capital	1,000,000
Excess net capital	$ 350,888
Aggregate indebtedness:	
Aggregate indebtedness as included in the Statement of Financial Condition	$ 1,279,436
Percentage of Aggregate Indebtedness to Net Capital	94.71%
Reconciliation:	
Net capital, per unaudited December 31, 2002 FOCUS report, as filed	$ 1,374,367
Net audit adjustments	(23,479)
Net capital, per December 31, 2002 audited report, as filed	$ 1,350,888

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement Regarding SEC Rule 15c3-3

December 31, 2002

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

S&Co.
SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Report on Internal Control by SEC Rule 17a-5 for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

Report of Independent Accountants

The Shareholder
vFinance Investments, Inc.

In planning and performing our audit of the financial statements of vFinance Investments, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria.

Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sheib & Co., LLP

New York, New York
February, 27, 2003